                                                                               .
                                                                               .
                                                                               .

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND
PERFORMANCE UPDATE            3/31/2008

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

                                    INCEPTION
PERIOD          NAV      DIVIDEND       TO
ENDING       PER SHARE     PAID      DATE (%)
------       ---------   --------   ---------
1/31/2005      $10.00
12/31/2005      10.47      $0.13       5.99%
12/31/2006      12.24       0.28      26.72
12/31/2007      11.42       0.76      26.08
3/31/2008       10.85       0.00      19.79

                                            AVERAGE ANNUAL
FOR THE PERIOD ENDING                        COMPOUND RATE
31-MAR-08                    TOTAL RETURN     OF RETURN
---------------------        ------------   --------------
One Year                        (6.39%)        (6.39%)
Three Years                     18.72%          5.89%
Five Years
Ten Years
Since Inception (01/31/05)      19.79%          5.88%

PORTFOLIO @   3/31/2008

AEROSPACE/DEFENSE - 1.8%
   Boeing Co. ..................................................

AIR FREIGHT & LOGISTICS - 2.0%
   United Parcel Service, Inc. Class B .........................

APPAREL ACCESSORIES & LUXURY GOODS - 1.9%
   VF Corp. ....................................................

AUTO PARTS & EQUIPMENT - 2.0%
   Autoliv, Inc. (Sweden) ......................................

BANKING - 1.7%
   Regions Financial Corp. .....................................

BANKING-INVESTMENT BANKING & BROKERAGE - 1.7%
   Morgan Stanley ..............................................

BANKING-DIVERSIFIED BANKS - 1.7%
   Comerica, Inc. ..............................................

BREWERS - 1.9%
   Anheuser-Busch Cos., Inc. ...................................

CHEMICALS-DIVERSIFIED - 1.8%
   Dow Chemical Co. (The) ......................................

CHEMICALS-SPECIALTY - 2.0%
   RPM International, Inc. .....................................

COMMERCIAL PRINTING - 1.9%
   R. R. Donnelley & Sons Co. ..................................

COMPUTER HARDWARE - 1.9%
   Diebold, Inc. ...............................................

CONSTRUCTION MATERIALS - 2.0%
   Vulcan Materials Co. ........................................

CONSTRUCTION MATERIALS-STEEL - 2.0%
   Timken Co. ..................................................

CONSUMER PRODUCTS-HOUSEHOLD - 1.9%
   Coca-Cola Co. (The) .........................................

CONSUMER PRODUCTS-PERSONAL CARE - 1.8%
   Nu Skin Enterprises, Inc. Class A ...........................

DATA PROCESSING & OUTSOURCED SERVICES - 2.1%
   Automatic Data Processing, Inc. .............................

DISTRIBUTORS - 1.9%
   Genuine Parts Co. ...........................................

ELECTRICAL COMPONENTS & EQUIPMENT - 1.8%
   Hubbell, Inc. Class B .......................................

ENVIRONMENTAL FACILITIES & SERVICES - 1.9%
   Waste Management, Inc. ......................................

FOOD DISTRIBUTORS - 1.9%
   SYSCO Corp. .................................................

FOOD & MEATS-PACKAGED - 2.0%
   Kraft Foods, Inc. Class A ...................................

FOOD RETAIL - 2.0%
   SUPERVALU, Inc. .............................................

GENERAL MERCHANDISE STORES - 1.8%
   Family Dollar Stores, Inc. ..................................

HOTEL RESORTS & CRUISE LINES - 1.9%
   Carnival Corp. ..............................................

HOUSEHOLD APPLIANCES - 1.9%
   Stanley Works (The) .........................................

HOUSEHOLD-HOME FURNISHINGS - 1.9%
   Leggett & Platt, Inc. .......................................

HOUSEHOLD PRODUCTS - 1.9%
   Kimberly-Clark Corp. ........................................

HOUSEWARES SPECIALTIES - 1.8%
   Newell Rubbermaid, Inc. .....................................

INDUSTRIAL CONGLOMERATES - 3.8%
   3M Co. ......................................................
   Eaton Corp. .................................................

INSURANCE BROKERS - 1.8%
   Willis Group Holdings, Ltd. (United Kingdom) ................

INSURANCE-LIFE & HEALTH - 2.0%
   Lincoln National Corp. ......................................

INSURANCE-PROPERTY & CASUALTY - 1.9%
   Mercury General Corp. .......................................

LEISURE PRODUCTS - 1.8%
   Mattel, Inc. ................................................

MACHINERY - 1.9%
   Caterpillar, Inc. ...........................................

MEDIA-BROADCASTING & CABLE TV - 1.9%
   CBS Corp. - Class B .........................................

MOTORCYLE MANUFACTURERS - 1.8%
   Harley-Davidson, Inc. .......................................

OFFICE SERVICES & SUPPLIES - 2.0%
   Avery Dennison Corp. ........................................

OIL & GAS-INTEGRATED - 2.1%
   Chevron Corp. ...............................................

PAPER & FOREST PRODUCTS - 1.7%
   International Paper Co. .....................................

PAPER & PACKAGING - 2.0%
   Sonoco Products Co. .........................................

PHARMACEUTICALS - 1.9%
   Johnson & Johnson ...........................................

RAILROADS - 1.9%
   Norfolk Southern Corp. ......................................

REITs-RESIDENTIAL - 1.8%
   Mid-America Apartment Communities, Inc. REIT ................

RESTAURANTS - 1.9%
   McDonald's Corp. ............................................

SEMICONDUCTORS - 2.1%
   Intel Corp. .................................................

TELECOMMUNICATION SERVICES-INTEGRATED - 1.9%
   AT&T, Inc. ..................................................

TOBACCO - 1.8%
   Reynolds American, Inc. .....................................

UTILITIES-MULTI - 1.9%
   AGL Resources, Inc. .........................................

BREAKDOWNS -
COMMON STOCK COST                        $37,680,664
COMMON STOCK %                                  94.7%
US TREASURY BILLS                                0.0%
CASH AND OTHER ASSETS LESS LIABILITIES           5.3%

MERIDIAN FUND, INC.
MERIDIAN GROWTH FUND
PERFORMANCE UPDATE     3/31/2008

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

                                    INCEPTION
PERIOD          NAV      DIVIDEND       TO
ENDING       PER SHARE     PAID      DATE (%)
------       ---------   --------   ---------
8/1/1984       $10.00
12/31/1984      10.33      $0.00        3.30%
12/31/1985      13.01       0.10       31.24
12/31/1986      13.57       1.23       48.37
12/31/1987      11.51       1.24       36.86
12/31/1988      13.59       0.00       61.59
12/31/1989      15.09       1.12       93.28
12/31/1990      14.55       1.16      102.26
12/31/1991      20.75       1.79      217.18
12/31/1992      23.29       0.60      266.30
12/31/1993      25.87       0.45      314.11
12/31/1994      25.12       0.88      316.40
12/29/1995      29.90       0.85      409.79
12/31/1996      30.08       3.12      466.82
12/31/1997      30.73       5.13      575.83
12/31/1998      24.29       6.64      596.72
12/31/1999      25.40       1.93      689.60
12/31/2000      28.06       4.29      912.30
12/31/2001      28.79       2.84     1061.74
12/31/2002      22.98       0.66      854.67
12/31/2003      33.03       0.92     1311.95
12/31/2004      37.24       0.56     1516.25
12/31/2005      36.57       0.80     1521.56
12/31/2006      39.24       3.13     1777.87
12/31/2007      37.72       3.64     1879.29
3/31/2007       33.55       0.00     1660.47

                                          AVERAGE ANNUAL
FOR THE PERIOD ENDING                      COMPOUND RATE
31-MAR-08                  TOTAL RETURN      OF RETURN
------------------------   ------------   --------------
One Year                      (11.21%)       (11.21%)
Three Years                    14.85%          4.72%
Five Years                     88.18%         13.48%
Ten Years                     135.23%          8.93%
Fifteen Years                 379.20%         11.01%
Since Inception (8/1/84)     1660.47%         12.89%

PORTFOLIO @   3/31/2008

AEROSPACE/DEFENSE - 2.2%
   BE Aerospace, Inc.* .........................................

BANKING - 3.3%
   SVB Financial Group* ........................................
   UCBH Holdings, Inc. .........................................

BROKERAGE & MONEY MANAGEMENT - 3.6%
   Affiliated Managers Group, Inc.* ............................
   T. Rowe Price Group, Inc. ...................................

BUSINESS SERVICES - 2.6%
   Global Payments, Inc. .......................................

CELLULAR COMMUNICATIONS - 2.7%
   American Tower Corp. Class A* ...............................

CHEMICALS-SPECIALTY - 2.9%
   RPM International, Inc. .....................................

COMPUTER HARDWARE - 2.6%
   Diebold, Inc. ...............................................

CONSTRUCTION - 2.3%
   Granite Construction, Inc. ..................................

CONSUMER SERVICES - 2.6%
   Rollins, Inc. ...............................................

DISTRIBUTORS - 1.3%
   Watsco, Inc. ................................................

ENERGY - 3.0%
   FMC Technologies, Inc.* .....................................

HEALTHCARE INFORMATION SERVICES - 2.2%
   Cerner Corp.* ...............................................

HEALTHCARE PRODUCTS - 9.6%
   C. R. Bard, Inc. ............................................
   DENTSPLY International, Inc. ................................
   Edwards Lifesciences Corp.* .................................

HEALTHCARE SERVICES - 3.4%
   Laboratory Corp. of America Holdings* .......................
   Millipore Corp.* ............................................

HOTELS & LODGING - 0.8%
   Las Vegas Sands Corp.* ......................................

INDUSTRIAL CONGLOMERATES - 6.6%
    Airgas, Inc. ...............................................
    Dionex Corp.* ..............................................
    Pall Corp. .................................................

INDUSTRIAL SERVICES - 2.4%
    Allied Waste Industries, Inc.* .............................

INSURANCE BROKERS - 4.7%
    Brown & Brown, Inc. ........................................
    Willis Group Holdings, Ltd. (United Kingdom) ...............

INSURANCE-PROPERTY & CASUALTY - 2.6%
    Mercury General Corp. ......................................

LEISURE & AMUSEMENT - 3.2%
    Royal Caribbean Cruises, Ltd. ..............................
    Winnebago Industries, Inc. .................................

LEISURE PRODUCTS - 0.5%
    Mattel, Inc. ...............................................

REITS-DIVERSIFIED - 0.5%
    Digital Realty Trust, Inc. REIT ............................

RESTAURANTS - 4.3%
    CBRL Group, Inc. ...........................................
    Jack in the Box, Inc.* .....................................

RETAIL - 8.2%
    American Eagle Outfitters, Inc. ............................
    Bed Bath & Beyond, Inc.* ...................................
    PetSmart, Inc. .............................................
    Ross Stores, Inc. ..........................................

TECHNOLOGY - 6.2%
    NetApp, Inc.* ..............................................
    Trimble Navigation, Ltd.* ..................................
    Zebra Technologies Corp. Class A* ..........................

TECH-SOFTWARE - 9.7%
    Advent Software, Inc.* .....................................
    Blackbaud, Inc. ............................................
    Dun & Bradstreet Corp. .....................................
    MICROS Systems, Inc.* ......................................
    Teradata Corp.* ............................................

BREAKDOWNS -
COMMON STOCK COST                        $1,413,579,397
COMMON STOCK %                                     94.0%
US TREASURY BILLS                                   3.5%
CASH AND OTHER ASSETS LESS LIABILITIES              2.5%

MERIDIAN FUND, INC.
MERIDIAN VALUE FUND
PERFORMANCE UPDATE    3/31/2008

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

                                    INCEPTION
PERIOD          NAV      DIVIDEND       TO
ENDING       PER SHARE     PAID      DATE (%)
------       ---------   --------   ---------
2/10/1994      $10.00
12/31/1994       9.62      $0.00      (3.80)%
12/30/1995      11.91       0.00      19.10
12/31/1996      14.85       0.86      57.62
12/31/1997      15.86       2.23      91.30
12/31/1998      18.32       0.47     127.54
12/31/1999      22.69       2.37     214.64
12/31/2000      29.11       1.77     331.49
12/31/2001      32.42       0.08     381.97
12/31/2002      28.09       0.00     317.59
12/31/2003      37.84       0.00     462.53
12/31/2004      38.09       5.39     547.47
12/31/2005      34.63       4.60     566.38
12/31/2006      35.60       5.50     690.76
12/31/2007      31.92       6.39     752.12
3/31/2008       29.27       0.00     681.38

                                        AVERAGE ANNUAL
FOR THE PERIOD ENDING                    COMPOUND RATE
31-MAR-08                TOTAL RETURN      OF RETURN
---------------------    ------------   --------------
One Year                    (4.98%)         (4.98%)
Three Years                 22.84%           7.10%
Five Years                  90.24%          13.73%
Ten Years                  261.91%          13.73%
Since Inception (2/94)     681.38%          15.66%

PORTFOLIO @   3/31/2008

AEROSPACE/DEFENSE - 2.0%
   BE Aerospace, Inc.* .........................................

AGRICULTURE - 0.9%
   Bunge, Ltd. .................................................

APPAREL - 4.0%
   Hanesbrands, Inc.* ..........................................
   Liz Claiborne, Inc. .........................................
   Quiksilver, Inc.* ...........................................

ASSET MANAGEMENT & CUSTODY BANKS - 0.5%
   Federated Investors, Inc. Class B ...........................

BANKING - 1.6%
   Annaly Capital Management, Inc. REIT ........................

BREWERS - 3.1%
   Anheuser-Busch Cos., Inc. ...................................

BUSINESS SERVICES - 1.6%
   Hewitt Associates, Inc. Class A* ............................

CONSUMER PRODUCTS - 8.2%
   Avon Products, Inc. .........................................
   Briggs & Stratton Corp. .....................................
   Electronic Arts, Inc.* ......................................
   Pactiv Corp.* ...............................................

ENERGY - 9.9%
   BP plc ADR (United Kingdom) .................................
   Exterran Holdings, Inc.* ....................................
   International Coal Group, Inc.* .............................
   Kinder Morgan Management, LLC* ..............................
   Transocean, Inc.* ...........................................

HEALTHCARE PRODUCTS - 11.4%
   Abbott Laboratories .........................................
   American Medical Systems Holdings, Inc.* ....................
   Baxter International, Inc. ..................................
   Beckman Coulter, Inc. .......................................
   STERIS Corp. ................................................

INDUSTRIAL PRODUCTS - 11.8%
   Albany International Corp. Class A ..........................
   Cabot Corp. .................................................
   Chemtura Corp. ..............................................
   Franklin Electric Co., Inc. .................................
   Mine Safety Appliances Co. ..................................
   Schnitzer Steel Industries, Inc. Class A ....................
   Sealed Air Corp. ............................................

INDUSTRIAL SERVICES - 0.4%
   ABM Industries, Inc. ........................................

INFORMATION TECHNOLOGY SERVICES - 3.0%
     CACI International, Inc. Class A* .........................

INSURANCE BROKERS - 1.9%
     Willis Group Holdings, Ltd. (United Kingdom) ..............

LEISURE & AMUSEMENT - 1.7%
     Polaris Industries, Inc. ..................................
     Shuffle Master, Inc.* .....................................

LEISURE PRODUCTS - 2.1%
     Mattel, Inc. ..............................................

MEDIA - 4.6%
     Arbitron, Inc. ............................................
     Grupo Televisa SA ADR (Mexico) ............................
     Marvel Entertainment, Inc.* ...............................

PHARMACEUTICALS - 3.2%
     Charles River Laboratories International, Inc.* ...........
     ImClone Systems, Inc. * ...................................

SEMICONDUCTORS - 2.7%
     Intel Corp. ...............................................

TECHNOLOGY - 6.1%
     Avid Technology, Inc.* ....................................
     Entegris, Inc.* ...........................................
     Intermec, Inc.* ...........................................
     Western Digital Corp.* ....................................
     Zebra Technologies Corp. Class A* .........................

TECH-SOFTWARE - 0.9%
     Secure Computing Corp.* ...................................

TELECOMMUNICATIONS EQUIPMENT - 1.2%
     Nokia Oyj ADR (Finland) ...................................

TELECOMMUNICATIONS SERVICES - 2.9%
     Verizon Communications, Inc. ..............................

TRANSPORTATION-AIRLINES - 1.2%
     GOL Linhas Aereas Inteligentes SA ADR (Brazil) ............

TRUCKING - 1.3%
     Con-way, Inc. .............................................

UTILITIES - 6.7%
     Dynegy, Inc. Class A* .....................................
     Hawaiian Electric Industries, Inc. ........................
     Progress Energy, Inc. .....................................

BREAKDOWNS -
COMMON STOCK COST                        $1,311,338,821
COMMON STOCK %                                     94.9%
U.S. TREASURY BILLS                                 4.3%
CASH AND OTHER ASSETS LESS LIABILITIES              0.8%

TOP TEN SECTORS
3/31/2008

MERIDIAN EQUITY INCOME FUND

                                                        PCT.
SECTOR                                  MARKET VALUE   ASSETS
------                                  ------------   ------
Industrial Conglomerates                 $ 1,434,139    3.8%
Semiconductors                           $   784,189    2.1%
Oil & Gas-Integrated                     $   776,776    2.1%
Data Processing & Outsourced Services    $   775,737    2.1%
Food & Meats-Packaged                    $   765,947    2.0%
Food Retail                              $   764,490    2.0%
Air Freight & Logistics                  $   763,424    2.0%
Chemicals - Specialty                    $   756,458    2.0%
Paper & Packaging                        $   752,969    2.0%
Construction Materials-Steel             $   751,916    2.0%
                                         -----------
Total Net Assets                         $37,522,963

MERIDIAN GROWTH FUND

                                                          PCT.
SECTOR                                   MARKET VALUE    ASSETS
------                                  --------------   ------
Tech-Software                           $  153,150,498    9.7%
Healthcare Products                     $  152,433,747    9.6%
Retail                                  $  129,695,578    8.2%
Industrial Conglomerates                $  104,288,303    6.6%
Technology                              $   97,606,208    6.2%
Insurance Brokers                       $   73,828,902    4.7%
Restaurants                             $   67,526,599    4.3%
Brokerage & Money Management            $   57,212,660    3.6%
Healthcare Services                     $   54,186,078    3.4%
Banking                                 $   52,032,672    3.3%
                                        --------------
Total Net Assets                        $1,580,114,642

MERIDIAN VALUE FUND

                                                          PCT.
SECTOR                                   MARKET VALUE    ASSETS
------                                  --------------   ------
Industrial Products                     $  161,003,781    11.8%
Healthcare Products                     $  156,438,658    11.4%
Energy                                  $  135,618,726     9.9%
Consumer Products                       $  111,793,295     8.2%
Utilities                               $   91,209,297     6.7%
Technology                              $   83,483,018     6.1%
Media                                   $   62,980,168     4.6%
Apparel                                 $   54,581,535     4.0%
Pharmaceuticals                         $   43,399,748     3.2%
Brewers                                 $   42,415,555     3.1%
                                        --------------
Total Net Assets                        $1,368,706,365
                                        ==============

MERIDIAN FUND, INC.
TOP 10 HOLDINGS
AS OF
3/31/2008

TOP 10 HOLDINGS

MERIDIAN EQUITY INCOME FUND

                                                        PERCENTAGE
HOLDING                                 MARKET VALUE   OF PORTFOLIO
-------                                 ------------   ------------
Intel Corp.                              $   784,190       2.1%
Chevron Corp.                                776,776       2.1
Automatic Data Processing, Inc.              775,737       2.1
Kraft Foods, Inc. Class A                    765,947       2.0
SUPERVALU, Inc.                              764,490       2.0
United Parcel Service, Inc. Class B          763,424       2.0
RPM International, Inc.                      756,458       2.0
Sonoco Products Co.                          752,969       2.0
Timken Co.                                   751,916       2.0
Lincoln National Corp.                       748,020       2.0
NET ASSETS                               $37,522,963

MERIDIAN GROWTH FUND

                                                          PERCENTAGE
HOLDING                                 MARKET VALUE     OF PORTFOLIO
-------                                 --------------   ------------
C. R. Bard, Inc.                        $   53,133,270       3.4%
DENTSPLY International, Inc.                52,403,360       3.3
Ross Stores, Inc.                           49,634,732       3.1
FMC Technologies, Inc.                      47,116,298       3.0
Edwards Lifesciences Corp.                  46,897,117       3.0
RPM International, Inc.                     45,906,971       2.9
Dionex Corp.                                42,791,042       2.7
American Tower Corp. Class A                41,970,384       2.7
Millipore Corp.                             41,726,790       2.6
Zebra Technologies Corp. Class A            41,470,505       2.6
NET ASSETS                              $1,580,114,642

MERIDIAN VALUE FUND

                                                          PERCENTAGE
HOLDING                                 MARKET VALUE     OF PORTFOLIO
-------                                 --------------   ------------
Kinder Morgan Management, LLC           $   42,654,319       3.1%
Anheuser-Busch Cos., Inc.                   42,415,555       3.1
CACI International, Inc. Class A            40,539,500       3.0
Verizon Communications, Inc.                40,142,385       2.9
Sealed Air Corp.                            39,415,250       2.9
Beckman Coulter, Inc.                       38,323,335       2.8
Avon Products, Inc.                         38,088,882       2.8
Intel Corp.                                 37,234,440       2.7
Abbott Laboratories                         35,075,400       2.6
Pactiv Corp.                                34,154,251       2.5
NET ASSETS                              $1,368,706,365